FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated: July 26, 2005

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Tuesday, July 26, 2005, Vancouver, B.C.

                                                                   Symbol “AKV”: TSX Venture Exchange

                                                             SEC Form 20F Registration CIK:  1194506

ACREX SALE OF RAGLAN PROPERTY TO

RESOLVE VENTURES INC. CLOSED

Acrex Ventures Ltd. (the “Company”) is pleased to announce that it has closed the sale to Resolve Ventures Inc. of its 100% interest in 150 mineral claims located in the Raglan area, Ungava, Quebec.  In consideration of the Company the Company has received a cash payment of $65,000 and 500,000 shares of Resolve.  The shares are subject to a hold period expiring November 26, 2005.

The Company has retained a 3.0% Net Smelter Return royalty.  Resolve has the option to purchase up to a a 2.5% royalty for a price of $500,000 for each .5% royalty purchased.

Investor Relations -

Tel:   604-277-1752

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release